Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization
AZLL, LLC	Arizona
GF Supermarket of MP, Inc.	California
Good Fortune Supermarket San Gabriel, LP	California
Good Fortune Supermarket of Monrovia, LP	California
Lee Lee Oriental Supermart, Inc.	Arizona
Super HK of El Monte, Inc.	California